Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC

CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
          Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 21, 2006, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
The following are in-store printed merchandising pieces which were sent in kits for distribution on April 20, 2007.

THE SIRIUS

★ GUARANTEE ★

We guarantee that no SIRIUS radio will become obsolete as a result of a merger with XM.

# THE BEST RADIO ON RADIO™ JUST KEEPS GETTING BETTER

## On February 19, 2007, SIRIUS and XM announced a merger. So, we thought we'd take this opportunity to answer your questions.

**›› WHAT IF SIRIUS AND XM MERGE AND MY SATELLITE RADIO GETS EVEN BETTER THAN IT ALREADY IS?**

This is what we like to call a win-win. If you sign up for SIRIUS now, you're getting The Best Radio on Radio™ – see the trademark there, it's official. Now if we merge, well my goodness, you'll have yourself something with even more great stuff. It's hard to imagine having so much to listen to, but that's the goal here – your happiness.

**›› OKAY, SO I SIGN UP, YOU MERGE, AND THEN YOU CANCEL ALL MY FAVORITE SHOWS, RIGHT?**

No. We'll change some things that overlap when we combine, surely, but the truly unique programming you love – that stays. We'll also continue to bring in new celebs and shows and music and more.

**›› WILL MY CURRENT SIRIUS RADIO CONTINUE TO WORK AFTER THE MERGER, OR ARE YOU GUYS GOING TO MAKE ME MAD?**

We would NEVER upset our 12 million listeners like that. We GUARANTEE that NO SIRIUS radio will become obsolete as a result of a merger with XM. Sure, we'll always come out with new radios, but we also won't leave our listeners out in the cold.

**›› SHOULD I WAIT UNTIL AFTER THE MERGER TO GET SIRIUS? JUST TELL ME.**

Are you kidding? Well, if you like commercials, and you like listening to the same CDs for a week, and you like fiddling with your MP3 player while driving...yeah. NO! You'd be crazy to wait. It will only get better on SIRIUS, every single day. We guarantee that existing radios will not become obsolete as a result of a merger, and you'll be able to pick up a mix of programming from both services.

**›› OH I GET IT, SO YOU'RE GOING TO MERGE AND THEN JACK UP THE PRICE, RIGHT? SNEAKY.**

There are plenty of sources of entertainment that compete for your attention out there, so our price has to continue to attract and keep listeners. Any plan you sign up for now will be honored by the merged company.

**›› SO WHICH SERVICE SHOULD I GO WITH NOW, PRE-MERGER? AND DON'T JUST SAY SIRIUS BECAUSE YOU'RE SIRIUS.**

Well, we certainly have an opinion, but we'll let consumers speak for us: SIRIUS programming has made us the first choice in satellite radio. There's a reason we are the best radio on radio. We create the best programming and new programming all the time.

For more information about the merger, or to sign up for SIRIUS today, visit sirius.com.

**WELCOME TO THE BEST RADIO ON RADIO™.**

SIRIUS SATELLITE RADIO

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site http://www.sec.gov. Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus. © 2007 SIRIUS Satellite Radio Inc. "SIRIUS", the SIRIUS dog logo and related marks are trademarks of SIRIUS Satellite Radio Inc.

sirius.com The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission’s Internet site http://www.sec.gov. Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS’ and XM’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus. © 2007 SIRIUS Satellite Radio Inc. “SIRIUS”, the SIRIUS dog logo and related marks are trademarks of SIRIUS Satellite Radio Inc.

# THE BEST RADIO ON RADIO™ JUST KEEPS GETTING BETTER

**On February 19, 2007, SIRIUS and XM announced a merger.**
**So, we thought we'd take this opportunity to answer your questions.**

**>>WHAT IF SIRIUS AND XM MERGE AND MY SATELLITE RADIO GETS EVEN BETTER THAN IT ALREADY IS?**

This is what we like to call a win-win. If you sign up for SIRIUS now, you're getting The Best Radio on Radio™ – see the trademark there, it's official. Now if we merge, well my goodness, you'll have yourself something with even more great stuff. It's hard to imagine having so much to listen to, but that's the goal here – your happiness.

**>>OKAY, SO I SIGN UP, YOU MERGE, AND THEN YOU CANCEL ALL MY FAVORITE SHOWS, RIGHT?**

No. We'll change some things that overlap when we combine, surely, but the truly unique programming you love – that stays. We'll also continue to bring in new celebs and shows and music and more.

**>>WILL MY CURRENT SIRIUS RADIO CONTINUE TO WORK AFTER THE MERGER, OR ARE YOU GUYS GOING TO MAKE ME MAD?**

We would NEVER upset our 12 million listeners like that. We GUARANTEE that NO SIRIUS radio will become obsolete as a result of a merger with XM. Sure, we'll always come out with new radios, but we also won't leave our listeners out in the cold.

**>>SHOULD I WAIT UNTIL AFTER THE MERGER TO GET SIRIUS? JUST TELL ME.**

Are you kidding? Well, if you like commercials, and you like listening to the same CDs for a week, and you like fiddling with your MP3 player while driving...yeah. NO! You'd be crazy to wait. It will only get better on SIRIUS, every single day. We guarantee that existing radios will not become obsolete as a result of a merger, and you'll be able to pick up a mix of programming from both services.

**>>OH I GET IT, SO YOU'RE GOING TO MERGE AND THEN JACK UP THE PRICE, RIGHT? SNEAKY.**

There are plenty of sources of entertainment that compete for your attention out there, so our price has to continue to attract and keep listeners. Any plan you sign up for now will be honored by the merged company.

**>>SO WHICH SERVICE SHOULD I GO WITH NOW, PRE-MERGER? AND DON'T JUST SAY SIRIUS BECAUSE YOU'RE SIRIUS.**

Well, we certainly have an opinion, but we'll let consumers speak for us: SIRIUS programming has made us the first choice in satellite radio. There's a reason we are the best radio on radio. We create the best programming and new programming all the time.

THE SIRIUS ★GUARANTEE★
We guarantee that no SIRIUS radio will become obsolete as a result of a merger with XM.

For more information about the merger, or to sign up for SIRIUS today, visit sirius.com.

**WELCOME TO THE BEST RADIO ON RADIO™.**

SIRIUS® SATELLITE RADIO

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. **Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information.** Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site http://www.sec.gov. Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus. © 2007 SIRIUS Satellite Radio Inc. "SIRIUS", the SIRIUS dog logo and related marks are trademarks of SIRIUS Satellite Radio Inc.